EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended June 30, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320
Effective Income Tax Rate	0.4192
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5808
Pre-Tax Preferred Dividends	$2,273

FIXED CHARGES:

Interest Expense	$46,021
Amortization of Debt Premium, Discount and Expense	394
Interest Component of Rentals	12

Total Fixed Charges	46,427
Pre-tax Preferred Dividends	2,273

Total Fixed Charges and Preferred Stock Dividends	$48,700

EARNINGS:

Net Income	$52,222

Add:
Income Taxes Applicable to Utility Operating Income	37,928
Income Taxes Applicable to Non-Utility Operating Income	(3,400)
Income Taxes Applicable to Other Income (Expenses)-Net	2,093
Total Fixed Charges	46,427

Total Earnings	$135,270

Ratio of Earnings to Fixed Charges	2.8

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